

March 2, 2015

Jodi L. Taylor
Chief Financial Officer
The Container Store Group, Inc.
500 Freeport Parkway
Coppell, Texas 75019

> **Re: The Container Store Group, Inc.**
> **Form 10-Q for the Quarterly Period Ended November 29, 2014**
> **Response dated February 19, 2015**
> **File No. 1-36161**

Dear Ms. Taylor:

We have reviewed your February 19, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 6, 2015 letter.

Notes to consolidated financial statements (unaudited)

1. Description of business and basis of presentation, page 8

1. Please refer to comment 2 and provide us with further details as to how you determined that the correction was not material to estimated income for the full fiscal year. You state the adjustment of the error was less than 5% of your forecasted pre-tax income for fiscal year 2014 and you also considered the impact to adjusted EBITDA, adjusted net income, and adjusted net income per common share. Please tell us the amount of your forecasted pre-tax income and include in your response a quantitative assessment of materiality of the correction as it relates to the measures you considered.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comment. You may contact me with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Jeffrey A. Miller, Vice President and Chief Accounting Officer